04001374

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 05 2004 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Designs Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7220 ROSEMEAD BLVD #206
(No. and Street)

SAN GABRIEL (City) CA (State) 91775-1398 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD A. BILECKI (626) 285-0178
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIFFITH, PETER SCOTT
(Name – *if individual, state last, first, middle name*)

41 E. FOOTHILL BLVD., #206 (Address) ARCADIA (City) CA (State) 91006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/16

OATH OR AFFIRMATION

I, SEAN P. BILECKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL DESIGNS CORPORATION, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P., CHIEF FINANCIAL OFFICER
Title

Maria Morton
Notary Public

MARIA MORTON
Commission # 1339323
Notary Public - California
Los Angeles County
My Comm. Expires Jan 17, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Financial Designs Corporation

I have audited the accompanying Balance Sheet of Financial Designs Corporation as of December 31, 2003, and the related Profit & Loss Statement, Retained Earnings, and Cash Flows and the Statement of Changes in Stockholder's Equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, in a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Designs Corporation as of December 31, 2003 and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Peter S. Griffith
Certified Public Accountant

January 26, 2004

2:10 PM
01/26/04
Accrual Basis

Financial Designs Corporation
Balance Sheet
As of December 31, 2003

	Dec 31, 03
ASSETS	
Current Assets	
Checking/Savings	
1000 · Cash	94,381.16
1050 · Franklin Money Fund	559.00
1060 · Fidelity Money Market	235.27
Total Checking/Savings	95,175.43
Other Current Assets	
1100 · Commissions Receivable	465.00
1120 · Larkin Account	41,006.73
1125 · Bender Funds	6,912.81
1150 · Officer Loan	60,000.00
1160 · Prepaid Taxes Based on Income	
1161 · Federal	924.00
Total 1160 · Prepaid Taxes Based on Income	924.00
Total Other Current Assets	109,308.54
Total Current Assets	204,483.97
Fixed Assets	
1300 · Computer	66,369.00
1305 · Chairs	5,205.33
1310 · Copier & Stand	3,548.00
1320 · Telephone Equipment	4,936.00
1330 · Air Conditioner	2,707.00
1340 · File Cabinets	13,106.00
1350 · Security System	3,420.00
1360 · Paper Shredder	1,507.00
1370 · Xerox Copier	6,111.00
1380 · Office Equipment	13,939.19
1500 · Accumulated Depreciation	-102,099.00
Total Fixed Assets	18,749.52
TOTAL ASSETS	**223,233.49**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2000 · Clearing Charges	204.50
2005 · Asset Allocation Costs	52.00
2030 · Miscellaneous Liabilities	4,927.93
2050 · Employee Bonuses	5,000.00
Total Other Current Liabilities	10,184.43
Total Current Liabilities	10,184.43
Total Liabilities	10,184.43
Equity	
3000 · Common Stock	3,000.00
3010 · Unrealized Capital Losses	-4,252.09
3900 · Retained Earnings	209,495.96
Net Income	4,805.19
Total Equity	213,049.06
TOTAL LIABILITIES & EQUITY	**223,233.49**

2:09 PM

01/26/04

Accrual Basis

Financial Designs Corporation
Profit & Loss
January through December 2003

		Jan - Dec 03
Ordinary Income/Expense		
Income		
4000 · Commission Income		16,362.81
4010 · Fees & Reimbursements		756,293.23
4020 · Interest & Dividends		6,115.45
4040 · Trail Commissions		44,638.34
4060 · Tax Preparation		18,768.00
4070 · SPDA Annuity Commission		123,308.27
Total Income		965,486.10
Expense		
6010 · Asset Allocation Fees		5,178.65
6015 · Bonuses		5,000.00
6020 · Clearing Charges Fees		6,401.99
6030 · Consulting		665.00
6040 · Commissions		27,743.31
6060 · Depreciation		4,732.00
6080 · Employment Taxes		37,216.12
6100 · Error Account Fees		1,140.20
6110 · Fees		3,177.32
6120 · Insurance		13,574.40
6130 · Lease - Equipment		79,584.00
6159 · Marketing		75.00
6160 · Medical Reimbursement		25,702.13
6165 · Medical Insurance		18,477.36
6170 · Office Supplies & Expense		54,294.93
6180 · Regulatory Fees		5,093.68
6190 · Retainer Fees & Costs		561.00
6195 · RIA Fees		1,566.85
6200 · Salaries		
6201 · Officer	330,500.00	
6202 · Other	309,775.35	
Total 6200 · Salaries		640,275.35
6210 · Seminars		10,686.04
6230 · Tax Processing		5,535.00
6235 · Tax & Accounting Fees		1,745.00
6240 · Telephone & Utilities		11,411.58
Total Expense		959,836.91
Net Ordinary Income		5,649.19
Other Income/Expense		
Other Expense		
7000 · Provision for Income Taxes		
7010 · Federal	44.00	
7020 · State	800.00	
Total 7000 · Provision for Income Taxes		844.00
Total Other Expense		844.00
Net Other Income		-844.00
Net Income		**4,805.19**

FINANCIAL DESIGNS CORPORATION

STATEMENT OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

Retained Earnings, December 31, 2002	$	193,779
Net Income 2003	$	4,805
Adjustment from 2001 Reclassifying Unrealized Capital Losses	$	10,361
Unrealized Capital Losses - Decrease	$	1,104
Retained Earnings, December 31, 2003	$	210,049

Financial Designs Corporation
Statement of Cash Flows
January through December 2003

	Jan - Dec 03
OPERATING ACTIVITIES	
Net Income	4,805.19
Adjustments to reconcile Net Income to net cash provided by operations:	
1100 · Commissions Receivable	-202.50
1120 · Larkin Account	-9,632.54
1125 · Bender Funds	-2,223.72
1140 · Employee Loan	679.28
1160 · Prepaid Taxes Based on Income:1161 · Federal	44.00
2000 · Clearing Charges	-125.50
2005 · Asset Allocation Costs	52.00
2010 · Commissions Payable	-25.00
2030 · Miscellaneous Liabilities	1,927.93
2050 · Employee Bonuses	-10,498.00
Net cash provided by Operating Activities	-15,198.86
INVESTING ACTIVITIES	
1300 · Computer	-8,283.66
1380 · Office Equipment	-974.19
1500 · Accumulated Depreciation	4,732.00
Net cash provided by Investing Activities	-4,525.85
FINANCING ACTIVITIES	
3010 · Unrealized Capital Losses	1,104.25
3900 · Retained Earnings	10,360.97
Net cash provided by Financing Activities	11,465.22
Net cash increase for period	-8,259.49
Cash at beginning of period	103,434.92
Cash at end of period	**95,175.43**

FINANCIAL DESIGNS CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

December 31, 2003

Stockholders Equity		
Common Stock	$ 3,000	
Retained Earnings	$ 193,779	
Total Stockholders' Equity (12/31/02)		$ 196,779
Stockholders' Equity		
Common Stock	$ 3,000	
Retained Earnings	$ 210,049	
Total Stockholders' Equity (12/31/02)		$ 213,049
CHANGE IN STOCKHOLDERS' EQUITY		$ 16,270

I have examined the financial statements of Financial Designs Corporation as of December 31, 2003, and determined that the above information is correct.

Peter S. Griffith
Certified Public Accountant

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

FINANCIAL DESIGNS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. Principles of Accounting

The financial statement of Financial Designs Corporation are prepared in the accrual basis of accounting. No material inadequacies have been found to exist.

2. Income Taxes

The corporation provides for income taxes utilizing the accrual method of accounting.

3. Common Stock

Shares Authorized:	10,000
Issued & Outstanding:	1,000
Par Value	$ 3.00

4. Equipment

The company depreciated its fixed assets for financial accounting purposes on the straight line method.

See accompanying accountant's report.

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

FINANCIAL DESIGNS CORPORATION
Report Regarding Material Inadequacies

I have examined the financial statements of Financial Designs Corporation as of December 31, 2003. My Accountants Report was dated January 26, 2004.

Pursuant to Rule 17a-5(d)(i), no material inadequacies were found to exist since my last audit of February 2, 2003.

My audit was made in accordance with generally accepted auditing standards and included a review of the books, records, accounting systems, bank statements, mutual fund statements, general ledger, blotter, products sales ledger, internal accounting controls, and procedures for safeguarding securities. I reviewed the Statement of Financial Position, the Statement of Operations, the Statement of Cash Flow, the Statement of Changes in Stockholders' Equity, the Computation of Net Capital. The scope of the audit and review of the accounting system were sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed.

In addition, the audit included reviews of the practices and procedures followed by the client:

1. in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. in filing the various Focus Reports;
3. in monitoring insider trading and suspicious trades.

Peter S. Griffith
Certified Public Accountant

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

I have examined the financial statements of Financial Designs Corporation as of December 31, 2003. My Accountants Report was dated January 26, 2004.

Pursuant to Rule 17a-5 (d) (i), no material inadequacies were found to exist since my last audit of February 2, 2003.

Peter S. Griffith
Certified Public Accountant

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

To: Securities and Exchange Commission
NASD, Inc.

Enclosed is a computation of Net Capital under SEC Rule 15c 3-1. In my annual audited report (Form x-17a-5) for fiscal year ending December 31, 2003, I found no major differences between my computation of net capital and Financial Designs Corporations' computation of net capital as determined on the Focus 2A report filed for fiscal year ending December 31, 2003.

Very best regards,

Peter S. Griffith
Certified Public Accountant

FINANCIAL DESIGNS CORPORATION

COMPUTATION OF NET CAPITAL

December 31, 2003

Computation of Net Capital (12/31/03)				
Ownership equity per audit			$	213,049
Modifications				
Net fixed assets				(18,749)
Prepaid Income Taxes				(924)
Ownership equity per Focus IIA			$	193,376
Nonallowable assets				
Officer loan	$	60,000		
				(60,000)
Net capital before haircuts on securities positions			$	133,376
Haircuts				
Pilgrim Prime Rate $40,046 x 15% =	$	6,007		
Emmett Larkin MM $950 x 2% =		19		
Franklin Money Fund $559 x 2% =		11		
Fidelity Prime Fund $235 x 2% =		5		
Bender Growth Fund $6,913 x 15% =		1,037		
				(7,079)
Net Capital			$	126,297

COMPUTATION OF BASIS NET CAPITAL EQUIPMENT

Minimum net capital requirement	$	50,000
Excess net capital	$	76,297
Excess net capital at 1000%	$	10,184
Total A.I. Liabilities from Statement of Financial Condition	$	10,184
Total aggregate indebtedness	$	8
Percentage of aggregate indebtedness to net capital		8%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

There are no material differences in this computation and the unaudited Focus IIA report.

FINANCIAL DESIGNS CORPORATION

7220 Rosemead Blvd., Suite 206, San Gabriel, CA 91775 • Phone: (626) 285-0178

Ronald A. Bilecki, CFP, *President*
Sean P. Bilecki, CFP, *Vice President, Chief Financial Officer*
Nino G. Pavan, Esq., *Vice President, Chief Operations Officer*

Fax: (626) 285-9378
e-mail: fdc@earthlink.net
www.financialdesignscorp.com

February 3, 2004

Mr. David S. Anderson, Supervisor
Securities & Exchange Commission
300 South Grand Ave, Suite 1600
Los Angeles, CA 90071-3126

Re: Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Dear Mr. Anderson

Financial Designs Corporation is a fully disclosed Broker/Dealer. Our clearing broker is Emmett A. Larkin Co., Inc.

Financial Designs Corporation does not carry customer accounts and does not perform custodial functions relating to customer securities, therefore Financial Designs Corporation claims exemption from the requirements referenced above.

Sincerely,

Ronald A. Bilecki, CFP
President